Exhibit 2

Corporate Governance Experts Speak Out

In the wake of significant questions regarding the credentials of Yahoo’s CEO Scott Thompson and the integrity of the process conducted by the Yahoo! Nominating and Governance Committee chaired by Patti Hart in vetting Mr. Thompson, leading corporate governance experts have weighed in:

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“If Thompson fudged his education he should be fired, and questions should be asked of board member Patti Hart, who led the search committee that picked Thompson, some experts said. ‘Sadly for Yahoo and its investors, I think the board has no choice but to terminate the CEO unless it can clearly be shown that someone else made the error,’ said Kirk Hanson, executive director of the Markkula Center for Applied Ethics at Santa Clara University.” See Yahoo Confirms CEO’s Education Misstated, Will Launch Probe, San Jose Mercury News, May 4, 2012.

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Jeffrey Sonnenfeld, Professor of Leadership at Yale University’s School of Management stated: “At a minimum, they [the Board] need to do an investigation to see if there are any other misrepresentations. . . [the SEC filing] is a misrepresentation to investors, getting people to buy into your technology based on credentials you don’t have . . . He [Thompson] went after the search committee. He’s put his resume together. It’s not like somebody got confused in a Wikipedia entry or something.” Id.

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"It is so clear-cut whether one has a degree or not that it is a deliberate lie and the only reason to do it is to misrepresent yourself," said Janice Bellace, professor of legal studies and business ethics at the Wharton School at the University of Pennsylvania. "The board should certainly be looking at his capacity to lead the company and the example he sets for others in the company." Yahoo Board Reviews CEO Record as Investor Seeks Thompson Firing, at http://www.sfgate.com/cgi-bin/article.cgi?f=/g/a/2012/05/04/bloomberg_articlesM3GNG10YHQ0Z01-M3IDS.DTL#ixzz1tvpgpmJWI

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“If he lied about anything, that’s a problem,” said Santa Clara University law professor Stephen Diamond in a phone interview. “It’s the lack of honesty that is likely to sink him as CEO.” He added: “I don’t see how he can survive this. ... If the board were to ask me for advice, I’d tell them to ask Mr. Thompson for his resignation. If he doesn’t give it to you, I’d fire him.” Yahoo CEO ‘error’ is Very Serious, Experts Say, Marketwatch, May 4, 2012.

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Vivek Wadhwa, a fellow at Stanford University’s Rock Center for Corporate Governance, underscored this, saying: “You can’t lie about anything if you’re a public company. … If one of [Thompson’s] employees had lied like this, he or she would have been fired in a heartbeat.” Yahoo Faces Mounting Pressure Over CEO's inaccurate Résumé, San Jose Mercury News, May 4, 2012.

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Charles Elson, director of the Weinberg Center for Corporate Governance at the University of Delaware also said that “it’s hard for a board to rely on someone going forward who has made that kind of misstatement.” (Id.)

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If Mr. Thompson purposely misled the company about his credentials, he should be fired, said Paul Lapides, a director of the corporate-governance center at Kennesaw State University. If it was an innocent error, it reflects poorly on the company, he said. "If you can't get the CEO's bio correct, what else is incorrect?" Mr. Lapides said. Yahoo Cites 'Inadvertent Error' in CEO Academic Record, Wall Street Journal, May 4, 2012.

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Legendary investor Warren Buffett stated on CNBC on May 7, 2012 that “it doesn't sound like an inadvertent error. If I thought as a director, if I thought that an officer had consistently misstated some fact to me, I think I’d probably do something about it. . . . We had something like that one time. If you can't trust the people you're working with, you've got a problem.”